

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2018

Li-Lan Cheng
Chief Financial Officer
Leju Holdings Limited
15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home
Dongcheng District, Beijing 100022
People's Republic of China

     Re: Leju Holdings Limited
        Form 20-F for the fiscal year ended December 31, 2017
        Filed April 26, 2018
        File No. 001-36396

Dear Mr. Cheng:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate and
                  Commodities